As Filed with the Securities and Exchange Commission on January 20, 2012

File No. 812- [          ]

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY
ACT OF 1940 FOR AN AMENDMENT TO AN ORDER OF
EXEMPTION FROM THE PROVISIONS OF SECTION 15(a) OF
SUCH ACT AND RULE 18f-2 THEREUNDER AND FROM CERTAIN DISCLOSURE
REQUIREMENTS UNDER VARIOUS RULES AND FORMS

In the Matter of the Application

of

PACE Select Advisors Trust

and

UBS Global Asset Management (Americas) Inc.

Please direct all written or oral communications regarding this Application to:

Joseph J. Allessie
UBS Global Asset Management (Americas) Inc.
1285 Avenue of the Americas
New York, New York 10019-6028

with copies to:

Jack W. Murphy, Esq.
Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006-2401

This Application (including exhibits) consists of 21 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

)
In the Matter of	)
	)	APPLICATION FOR AN AMENDMENT
PACE SELECT ADVISORS TRUST	)	TO AN ORDER OF EXEMPTION
1285 Avenue of the Americas	)	PURSUANT TO SECTION 6(c) OF THE
New York, NY 10019)		INVESTMENT COMPANY ACT OF
	)	1940 FROM SECTION 15(a) OF THE ACT
UBS GLOBAL ASSET MANAGEMENT	)	AND RULE 18f-2 THEREUNDER AND
(AMERICAS) INC.	)	FROM CERTAIN DISCLOSURE
1285 Avenue of the Americas	)	REQUIREMENTS UNDER VARIOUS
New York, NY 10019)		RULES AND FORMS
)
)
Investment Company Act of 1940)
File No. 812-[ ]	)

I.              PRELIMINARY STATEMENT

On February 6, 2001, the Securities and Exchange Commission (the “Commission”) issued an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) exempting PACE Select Advisors Trust (formerly UBS PACE Select Advisors Trust; PaineWebber PACE Select Advisors Trust; and Managed Accounts Services Portfolio Trust) (the “Trust”) and UBS Global Asset Management (US) Inc. (formerly Mitchell Hutchins Asset Management Inc.) (collectively referred to as the “Applicants”) from certain shareholder approval requirements of Section 15(a) of the Act and Rule 18f-2 under the Act (the “Order”).(1)  The Order was granted by the Commission in response to the Applicants’ request to amend a

(1)	Investment Company Act of 1940 Release Nos. 25787 (Jan. 11, 2001) (notice) and 24850 (Feb. 6, 2001) (order) (File No. 812-12276).

prior order (the “Prior Order”).(2)  The Order permits the Applicants(3) to enter into and materially amend investment sub-advisory contracts (“Sub-Advisory Agreements”) without receiving shareholder approval.(4)

The Trust is currently composed of fifteen separate investment portfolios (each a “Portfolio” and collectively, the “Portfolios”).(5)  It was initially organized to provide participants in the PACE Program with a cost-effective method to invest their assets in a variety of different asset classes (i.e., a series of pooled investment funds) managed by investment sub-advisors selected and monitored by UBS Global AM.  The Portfolios are intended to serve as multi-manager investment vehicles for the implementation of long-term asset allocation strategies.  Currently, Class P shares of the Trust are offered to participants in the PACE Program, including individuals, institutional investors, individual retirement accounts (“IRAs”) and qualified employee benefit plans.  The purchase of Class P shares of the Trust by a PACE Program

(2)	Investment Company Act of 1940 Release Nos. 21590 (Dec. 15, 1995) (notice) and 21666 (Jan. 11, 1996) (order) (File No. 812-9534).

(3)

In connection with the transfer of the investment management and administration contract between the Trust and UBS Global Asset Management (US) Inc. to UBS Global Asset Management (Americas) Inc. (“UBS Global AM”) effective April 1, 2006, and following a review of relevant SEC no-action letters and a conversation with the SEC Staff, it was determined that the Trust and UBS Global AM could continue to rely on the terms of the Order after the transfer.

(4)

The Order amended the Prior Order by (i) eliminating the requirement to provide a notice in the form of an information statement of material changes to a Sub-Advisory Agreement other than the hiring of a new sub-advisor (“Sub-Advisor”) and (ii) eliminating the requirement that shares of the Trust be offered exclusively to participants in the PACE Program (formerly, the PaineWebber PACE Program) (“PACE Program”).

(5)

Applicants also request relief with respect to existing and future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by UBS Global AM; (b) uses the managers of managers structure described in the Application; and (c) complies with the terms and conditions of this Application. The only existing registered open-end management investment company that currently intends to rely on the requested Order is named as an Applicant.

participant must be made through a managed account maintained with UBS Financial Services Inc. (formerly PaineWebber Incorporated).  Investors that are not participants in the PACE Program may purchase Class A, Class C, or Class Y shares of the Trust(6) through their financial advisor at a broker-dealer or other financial institution, or directly through the transfer agent for the Trust.  As of October 31, 2011, the Trust had assets of $9,094,784,756.

The following representations made in the application for the Order remain accurate as of this date of this filing: The Trust, a Delaware statutory trust, is registered under the Act as an open-end management investment company.  UBS Global AM acts as the investment manager and administrator to the Trust pursuant to an Investment Management and Administration Agreement with the Trust (the “Management Agreement”).(7)  UBS Global AM administers the Trust’s affairs, and subject to the general supervision of the Trustees and in conformity with the stated policies of the Trust, is responsible for the selection (or termination) of Sub-Advisors for each of the Portfolios and the ongoing review of the Sub-Advisors’ performance.  UBS Global AM recommends, subject to the review and appointment by the Trustees of the Trust, those Sub-Advisors that UBS Global AM determines to be most capable of investing each Portfolio’s assets, given the Portfolio’s stated investment objectives, policies and restrictions.  UBS Global AM continuously reviews the performance of the Sub-Advisors to ensure that existing Sub-Advisors are providing adequate investment advisory services to the respective Portfolio(s).  The

(6)

Class B shares of the Trust are available only to existing Class B shareholders for exchanges and reinvestments of dividends and distributions. Effective March 1, 2012, all remaining outstanding Class B shares of the Trust will be automatically converted into Class A shares of the Trust.

(7)

UBS Global AM, as the successor-in-interest to UBS Global Asset Management (US) Inc. following the transfer of the investment management and administration contract with the Trust in 2006, continues to rely on the Order and to comply with the conditions of the Order. See supra, note 3.

Trust relies on UBS Global AM to monitor the performance of each Sub-Advisor employed by the Trust as well as other attributes that could affect a Sub-Advisor’s future performance.  Applicants continue to believe that it is in the best interest of the Trust’s shareholders for the Trust’s Trustees to be able to respond promptly to UBS Global AM’s recommendations by negotiating changes in Sub-Advisors’ contracts or, if necessary, by adding one or more new Sub-Advisors.  UBS Global AM also serves as the investment adviser to PACE Money Market Investments, the only one of the Trust’s Portfolios for which UBS Global AM has not retained a Sub-Advisor.

None of the Sub-Advisors has any affiliation with UBS Global AM.  Each Portfolio pays fees to UBS Global AM for management and administrative services provided to the Trust.  UBS Global AM compensates each Sub-Advisor from the management and administration fees that it receives from the applicable Portfolio.

Since the Order was granted by the Commission, the Portfolios have terminated certain Sub-Advisors and hired other Sub-Advisors.  Currently, many of the Portfolios have more than one Sub-Advisor, with each managing different portions or “sleeves” of the Portfolio.(8)

The relief granted to Applicants by the Order is subject to the following conditions:

(8)

As of the date of this Application, the following Portfolios had more than one Sub-Advisor: PACE Large Co Value Equity Investments; PACE Large Co Growth Equity Investments; PACE Small/Medium Co Value Equity Investments; PACE Small/Medium Co Growth Equity Investments; PACE International Equity Investments; PACE International Emerging Markets Equity Investments; PACE Global Real Estate Securities Investments; and PACE Alternative Strategies Investments.

(1) Before a Portfolio may rely on the order, the operation of the Portfolio in the manner described in the application will be approved by a majority of the outstanding voting securities of the Portfolio, as defined in the Act, or in the case of a Portfolio whose public shareholders purchased shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering shares of such Portfolio to the public.

(2) The Trust will disclose in all prospectuses relating to any Portfolio the existence, substance, and effect of any order granted pursuant to the application. In addition, each Portfolio relying on the requested order will hold itself out to the public as employing the management structure described in the application. The prospectus will prominently disclose that UBS Global AM has the ultimate responsibility (subject to oversight by the Trustees) to oversee the Sub-Advisors and recommend their hiring, termination, and replacement.

(3) At all times, a majority of the Trustees of the Trust will be persons each of whom is not an “interested person” of the Trust (as defined in section 2(a)(19) of the Act) (the “Independent Trustees”), and the nomination of new or additional Independent Trustees will be placed within the discretion of the then existing Independent Trustees.

(4) UBS Global AM will not enter into a Sub-Advisory Agreement with any Sub-Advisor that is an affiliated person (as defined in section 2(a)(3) of the Act) of the Trust, UBS Global AM or the Portfolios, other than by reason of serving as a sub-advisor to one or more of the Portfolios (an “Affiliated Sub-Advisor”) without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Portfolio.

(5) When a Sub-Advisor change is proposed for a Portfolio with an Affiliated Sub-Advisor, the Trustees of the Trust, including a majority of the Independent Trustees, will make a separate finding, reflected in the Trust’s board minutes, that the change is in the best interests of the Portfolio and its shareholders and does not involve a conflict of interest from which UBS Global AM or the Affiliated Sub-Advisor derives an inappropriate advantage.

(6) Within 90 days of the hiring of any new Sub-Advisor, the Trust will furnish shareholders of the applicable Portfolio all information about a new Sub-Advisor that would be included in a proxy statement. Such information will include any change in such disclosure caused by the addition of a new Sub-Advisor. The Trust will meet this condition by providing shareholders with an information statement meeting the requirements of Regulation 14C and Schedule 14C and Item 22 of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”).

(7) UBS Global AM will provide general management and administrative services to the Trust, and, subject to review and approval by the Trust’s Trustees, will: (a) set the Portfolios’ overall investment strategies; (b) evaluate, select and recommend Sub-Advisors to manage all or a part of the Portfolio’s assets; (c)

allocate and, when appropriate, reallocate the Portfolios’ assets among Sub-Advisors; (d) monitor and evaluate the investment performance of Sub-Advisors; and (e) implement procedures reasonably designed to ensure that the Sub-Advisors comply with the relevant Portfolio’s investment objectives, policies, and restrictions.

(8) No Trustee or officer of the Trust or director or officer of UBS Global AM will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by any such Trustee, director or officer) any interest in a Sub-Advisor except for: (a) ownership of interests in UBS Global AM or any entity that controls, is controlled by, or is under common control with UBS Global AM; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Advisor or an entity that controls, is controlled by, or is under common control with a Sub-Advisor.

Applicants now seek to modify or eliminate certain existing conditions as set forth below due to the Trust’s changed circumstances and the Commission’s policy reflected in other exemptive orders issued to other parties for substantially identical relief.

II.            AMENDMENT TO EXEMPTIVE RELIEF REQUESTED

Applicants hereby incorporate the representations contained in the initial application, as stated above and amended in File No. 812-12276, except for the facts set forth herein.  For the reasons and subject to the conditions below, Applicants seek an order amending the Order to permit each Portfolio to disclose (as a dollar amount and a percentage of a Portfolio’s net assets) only (i) the aggregate fees paid to the Adviser and any Affiliated Sub-Advisors; and (ii) the aggregate fees paid to Sub-Advisors other than any Affiliated Sub-Advisors (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that the Adviser pays to each Sub-Advisor pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a), (b) and (c) of Regulation S-X.  For a Portfolio that employs an Affiliated Sub-Advisor, the Portfolio would provide separate disclosure of any fees paid to such Affiliated Sub-Advisor.

Additionally, Applicants seek to amend the Order to substitute certain language used in the other conditions contained in the Order so that those conditions would be substantially identical to the conditions in orders of exemption from Section 15(a) and Rule 18f-2 of the Act granted by the Commission since the Order was issued.(9)  Accordingly, Applicants agree that any amended order granting the requested relief shall be subject to the following conditions, in lieu of the conditions of the Order:

(1) Before a Portfolio may rely on the order, the operation of the Portfolio in the manner described in the application will be approved by a majority of the outstanding voting securities of the Portfolio, as defined in the Act, or in the case of a Portfolio whose public shareholders purchased shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering shares of such Portfolio to the public.

(2) The Trust will disclose in all prospectuses relating to any Portfolio the existence, substance, and effect of any order granted pursuant to the application. In addition, each Portfolio relying on the requested order will hold itself out to the public as employing the management structure described in the application. The prospectus will prominently disclose that UBS Global AM has the ultimate responsibility (subject to oversight by the Trustees) to oversee the Sub-Advisors and recommend their hiring, termination, and replacement.

(3) At all times, a majority of the Trustees of the Trust will be comprised of persons who are not “interested persons” of the Trust (as defined in section 2(a)(19) of the Act) (the “Independent Trustees”), and the nomination of new or additional Independent Trustees will be placed within the discretion of the then existing Independent Trustees.

(4) Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees.  The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

(9)

See, e.g., Investment Managers Series Trust and Palmer Square Capital Management LLC, SEC Rel. No. 29787 (Sept. 13, 2011) (notice) and 29833 (Oct. 12, 2011) (order); Pax World Funds Series Trust I and Pax World Management LLC, SEC Rel. No. 29751 (Aug. 10, 2011) (notice) and 29783 (Sept. 7, 2011) (order); Sterling Capital Funds and Sterling Capital Management LLC, SEC Rel. No. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order); Simple Alternatives, LLC and The RBB Fund, Inc., SEC Rel. No. 29616 (March 24, 2011) (notice) and 29629 (order); and American Fidelity Dual Strategy Fund, Inc. and American Fidelity Assurance Company, SEC Rel. No. 29444 (Sept. 27, 2010) (notice) and 29483 (Oct 25, 2010) (order).

(5) UBS Global AM will not enter into a Sub-Advisory Agreement with any Sub-Advisor that is an affiliated person (as defined in section 2(a)(3) of the Act) of the Trust, UBS Global AM or the Portfolios, other than by reason of serving as a Sub-Advisor to one or more of the Portfolios (an “Affiliated Sub-Advisor”) without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Portfolio.

(6) When a Sub-Advisor change is proposed for a Portfolio with an Affiliated Sub-Advisor, the Trustees of the Trust, including a majority of the Independent Trustees, will make a separate finding, reflected in the Trust’s board minutes, that the change is in the best interests of the Portfolio and its shareholders and does not involve a conflict of interest from which UBS Global AM or the Affiliated Sub-Advisor derives an inappropriate advantage.

(7) Within 90 days of the hiring of a new Sub-Advisor, shareholders of the relevant Portfolio will be furnished all information about the new Sub-Advisor that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in disclosure caused by the addition of a new Sub-Advisor. To meet this obligation, each Portfolio will provide its shareholders, within ninety days of the hiring of a new Sub-Advisor, an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”), except as modified by the order to permit Aggregate Fee Disclosure.

(8) UBS Global AM will provide general management and administrative services to the Trust, and, subject to review and approval by the Trust’s Trustees, will: (a) set the Portfolios’ overall investment strategies; (b) evaluate, select and recommend Sub-Advisors to manage all or a part of the Portfolio’s assets; (c) allocate and, when appropriate, reallocate the Portfolios’ assets among Sub-Advisors; (d) monitor and evaluate the investment performance of Sub-Advisors; and (e) implement procedures reasonably designed to ensure that the Sub-Advisors comply with the relevant Portfolio’s investment objectives, policies, and restrictions.

(9) No Trustee or officer of the Trust or director or officer of UBS Global AM will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by any such Trustee, director or officer) any interest in a Sub-Advisor except for: (a) ownership of interests in UBS Global AM or any entity that controls, is controlled by, or is under common control with UBS Global AM; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Advisor or an entity that controls, is controlled by, or is under common control with a Sub-Advisor.

(10) Whenever a Sub-Advisor is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

(11) Each Portfolio will disclose in its registration statement the Aggregate Fee Disclosure.

(12) In the event that the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

(13) The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Portfolio basis. The information will reflect the impact on profitability of the hiring or termination of any Sub-Advisor during the applicable quarter.

III.           REASONS FOR REQUESTING THE AMENDMENT TO THE EXEMPTION

A.            Applicable Law

Item 19(a)(3) of Form N-1A, the registration statement used by open-end registered investment companies, requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser . . . under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act.  Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy statement.  Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory agreement, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year.  Item

22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). In the absence of exemptive relief, these provisions require the Trust to disclose the fees that UBS Global AM, as fiduciary for the Portfolios, pays to each Sub-Advisor in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract.  An exemption is requested to permit the Trust to include only the Aggregate Fee Disclosure.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statements information about the investment advisory fees. These provisions require the Trust’s financial statements to include information concerning fees paid to the Sub-Advisors.  An exemption is requested to permit the Trust to include only the Aggregate Fee Disclosure.  All other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X would be disclosed.

B.            Discussion

Applicants believe that relief from the disclosure requirements set forth above is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the Act, and should be granted for the following reasons: (1) the Adviser operates the Portfolios using the services of one or more Sub-Advisors in a manner different from that of traditional investment companies, such that disclosure of the fees that the Adviser pays to each Sub-Advisor does not serve any meaningful purpose; (2) the relief would benefit shareholders by enabling the Portfolios  to operate in a more efficient manner; and (3) the Applicants would consent to a number of conditions (set forth above) that adequately address disclosure concerns.

As noted above, the Adviser operates the Portfolios in a manner different from a traditional investment company. By investing in a Portfolio, shareholders are hiring the Adviser to manage the Portfolio’s assets by evaluating, monitoring and recommending Sub-Advisors and allocating assets of the Portfolio among Sub-Advisors.  The Adviser, under the supervision of the Board, is responsible for overseeing the Sub-Advisors and recommending their hiring, termination and replacement.  In return, the Adviser receives a management fee from each Portfolio.  UBS Global AM compensates each Sub-Advisor from the management fees that it receives from the applicable Portfolio.  Disclosure of the individual fees that the Adviser pays to a Sub-Advisor does not serve any meaningful purpose since investors pay the Adviser to monitor, evaluate and compensate each Sub-Advisor.  Indeed, in a more conventional arrangement, the fees negotiated between the Adviser and the Sub-Advisors would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser.  In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of a Portfolio, the shareholders have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisors, recommending the Sub-Advisors’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisors. There are no policy reasons that require shareholders of the Portfolio to be told of the individual Sub-Advisor’s fees any more than shareholders of a traditional investment company (single investment adviser) would be told of the particular investment adviser’s portfolio managers’ salaries.(10)

The requested relief would benefit shareholders of the Portfolios because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisors. The Adviser’s ability to negotiate with Sub-Advisors is adversely affected by public disclosure of fees paid to each Sub-Advisor.  If the Adviser is not required to disclose the Sub-Advisors’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Advisor’s “posted” fee levels. Moreover, if one Sub-Advisor becomes aware of the subadvisory fee paid to another Sub-Advisor, the Sub-Advisor is unlikely to decrease its subadvisory fee below that level.  The relief would also encourage Sub-Advisors to negotiate lower subadvisory fees with the Adviser if the lower fees are not required to be made public.

IV.          PRECEDENTS FOR RELIEF

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission. See, e.g., Pax World Funds Series Trust I and Pax World Management LLC, Release No. 29751 (Aug. 10, 2011) (notice) and 29783 (Sept. 7, 2011) (order); Sterling Capital Funds and Sterling

(10)

Under the Commission’s disclosure requirements applicable to fund portfolio managers, see Investment Company Act Release No. 26533 (Aug. 23, 2004), a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that each Portfolio’s SAI describes, and will continue to describe, the structure and method used to determine the compensation received by a portfolio manager employed by a Sub-Advisor. In addition to this disclosure with respect to portfolio managers, Applicants state that the SAI describes, and will continue to describe, the structure of, and method used to determine, the compensation received by a Sub-Advisor.

Capital Management LLC, Release No. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order) (“Sterling”); Highland Capital Management, L.P. and Highland Funds I, Release Nos. 29445 (September 27, 2010) (notice) and 29488 (October 26, 2010) (order) (“Highland”); and Northern Lights Fund Trust, et al., Investment Company Release Nos. 29208 (April 16, 2010) (notice) and 29267 (May 12, 2010) (order) (“Northern Lights”).

Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in Sterling, Highland and Northern Lights.

WHEREFORE, Applicants request that the Commission amend the Order referred to above as set forth in this Application.

V.            PROCEDURAL MATTERS RELATING TO APPLICATION

All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Application. The Board of Trustees or Directors, as the case may be, of each Applicant has adopted a resolution that authorizes the filing of this Application. Copies of the authorizations required by Rule 0-2(c) under the Act are attached as Exhibit A. The verifications required by Rule 0-2(d) under the Act are attached as Exhibit B.

Pursuant to Rule 0-2(f) under the Act, Applicants further state that:

(a)                                  The addresses of the Applicants are:

UBS Global Asset Management (Americas) Inc.

PACE Select Advisors Trust

Attn: Joseph J. Allessie, Esq.

1285 Avenue of the Americas

New York, NY 10019

Phone: (212) 882-5961

Fax: (212) 882-5370

(b)                                 Any questions regarding this Application should be directed to:

Joseph J. Allessie, Esq.

Deputy General Counsel

UBS Global Asset Management (Americas) Inc.

1285 Avenue of the Americas

New York, NY 10019

Phone: (212) 882-5961

Fax: (212) 882-5370

VI.           AUTHORIZATIONS

Applicants have taken all actions necessary to authorize the execution and filing of this Application and have complied with all applicable requirements of law. Each Applicant represents that the person signing and filing this Application on its behalf is authorized to do so. A Certification or Authorization with respect to each Applicant is attached as Exhibit A.

VII.         CONCLUSION

For reasons set forth above, Applicants respectfully request that the Commission publish a notice of the filing of this Application and thereafter issue an order pursuant to Section 6(c) of the Act granting the relief requested herein, subject to the terms and conditions set forth herein, without the holding of a hearing thereon.

Respectfully submitted,

PACE SELECT ADVISORS TRUST

By:	/s/ Joseph J. Allessie
	Name:	Joseph J. Allessie
	Title:	Vice President and Assistant Secretary

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.

By:	/s/ Joseph J. Allessie
	Name:	Joseph J. Allessie
	Title:	Deputy General Counsel

	By:	/s/ Mark F. Kemper
		Name:	Mark F. Kemper
		Title:	General Counsel

Date: January 20, 2012

EXHIBITS

A.                                   Authorization and Certification

B.                                     Verifications

EXHIBIT A

AUTHORIZATION

Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, UBS Global Asset Management (Americas) Inc. (“UBS Global AM”) declares that this Application is signed by each of Joseph J. Allessie, Deputy General Counsel and Mark F. Kemper, General Counsel, pursuant to the general authority vested in them as such by the Articles of Incorporation and By-Laws of UBS Global AM and by the resolution of UBS Global AM’s Executive Committee.

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.

	By:	/s/ Joseph J. Allessie
Name: Joseph J. Allessie
Title: Deputy General Counsel

	By:	/s/ Mark F. Kemper
		Name:	Mark F. Kemper
		Title:	General Counsel

Date: January 20, 2012

A-1

CERTIFICATION

I, Joseph J. Allessie, do hereby certify that I am the duly elected and qualified Vice President and Assistant Secretary of PACE Select Advisors Trust (the “Trust”), and that the following is a true and correct copy of the resolution that was duly adopted by the vote of the Board of Trustees of the Trust at a meeting held on November 15-16, 2011, and that said resolution is in full force and effect as of the date hereof and has not been rescinded, amended or modified:

“RESOLVED, that the proper officers of PACE Select Advisors Trust (the “Trust”) be, and they hereby are, authorized and directed to prepare and file with the Securities and Exchange Commission (the “Commission”) on behalf of the Trust an application (“Exemptive Application”) for an amendment to an order (the “Order”) under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) to exempt each series of the Trust and its investment advisor, UBS Global Asset Management (Americas) Inc. (“UBS Global AM”), from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and from certain disclosure requirements to which the Trust is subject, and any necessary or appropriate amendments thereto, so as to (A) permit the Trust and UBS Global AM not to disclose certain itemized subadvisory fee information; and (B) substitute the language used in the other conditions to relief of the type in the Order so that those conditions would be substantially identical to the conditions in orders of exemption from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder granted by the Commission since the Order was issued; and be it further

RESOLVED, that the proper officers of the Trust be, and each of them hereby is, authorized to take all such action, and to execute and delivery all such instruments and documents, in the name and on behalf of the Trust, and under its corporate seal or otherwise, as shall in his judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Trust, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

IN WITNESS WHEREOF, I have set my hand this January 20, 2012.

/s/ Joseph J. Allessie
Joseph J. Allessie
Vice President and Assistant Secretary

A-2

EXHIBIT B

VERIFICATION

STATE OF NEW YORK	)

)

COUNTY OF	)

The undersigned, being duly sworn, deposes and states that he has duly executed the attached Application for an Amendment to an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for exemptions from Section 15(a) of the Act and Rule 18f-2 thereunder and from certain disclosure requirements under various rules and forms for and on behalf of PACE Select Advisors Trust (“Trust”); that he is the Vice President and Assistant Secretary of the Trust; and that all actions by shareholders, trustees or other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Joseph J. Allessie
Joseph J. Allessie
Vice President and Assistant Secretary

Subscribed and sworn to before me, a Notary Public, this January 20, 2012.

/s/ Cathleen Crandall
Cathleen Crandall
Notary Public
(Official Seal)

My commission expires	August 6, 2015

B-1

VERIFICATION

STATE OF NEW YORK	)

)

COUNTY OF	)

The undersigned, being duly sworn, deposes and states that he has duly executed the attached Application for an Amendment to an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for exemptions from Section 15(a) of the Act and Rule 18f-2 thereunder and from certain disclosure requirements under various rules and forms for and on behalf of UBS Global Asset Management (Americas) Inc. (“UBS Global AM”); that he is the Deputy General Counsel of UBS Global AM; and that all actions by shareholders, directors or other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Joseph J. Allessie
Joseph J. Allessie
Deputy General Counsel

Subscribed and sworn to before me, a Notary Public, this January 20, 2012.

/s/ Cathleen Crandall
Cathleen Crandall
Notary Public
(Official Seal)

My commission expires	August 6, 2015

B-2